

February 12, 2014

Via E-mail
Wade D. Miquelon
Chief Financial Officer
Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

> **Re:** **Walgreen Co.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed October 21, 2013**
> **File No. 001-00604**

Dear Mr. Miquelon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Notes to Consolidated Financial Statements
(1) Summary of Major Accounting Policies
Basis of Presentation

1. You state that the financial results of the Walgreens Boots Alliance Development GmbH joint venture, a 50/50 joint venture with Alliance Boots, are fully consolidated into the Company's consolidated condensed financial statements. Please tell us the basis for consolidating the joint venture and cite the appropriate accounting literature you used to support your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant